Exhibit 99.1

August 5, 2020

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2020 Annual General Meeting of Shareholders of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 26 Harokmim Street, Bldg. D, Holon, Israel, on September 16, 2020 at 5:00 PM (Israel time) (the “Meeting”) for the following purposes:

1.	To re-elect seven (7) directors to serve as members of the Board of Directors of the Company (the “Board of Directors”);
2.	To approve the Amended and Restated Compensation Policy of the Company;
3.	To approve compensation to the Company’s Chief Executive Officer;
4.	To approve an annual equity award plan to the non-executive members of the Board of Directors; and
5.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020, and until the next annual general meeting and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2019; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

Only shareholders of record at the close of business day on Monday, August 10, 2020, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

We currently intend to hold the Meeting in person, subject to the Israeli Ministry of Health’s COVID-19 restrictions. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be filed with the SEC on a Report on Form 6-K and with the ISA as promptly as practicable.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), and intends to vote his or her shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company’s shares as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she holds Company’s shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds Company’s shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint holders of shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

A proxy will be effective only if it is received at the Company’s office no later than twenty four (24) hours prior to the time of the Meeting (i.e., 5:00 PM Israel time on September 15, 2020), or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 11:00 AM Israel time on September 16, 2020).

By Order of the Board of Directors, /s/ Mr. Paul Sekhri Paul Sekhri Chairman of the Board Holon, Israel August 5, 2020

PROXY STATEMENT

COMPUGEN LTD.

26 Harokmim Street, Bldg. D

Holon, Israel

2020 Annual General Meeting of Shareholders

To be Held on September 16, 2020

This proxy statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares” or “Shares”) of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at the Company’s 2020 Annual General Meeting of Shareholders, or at any adjournment or postponement thereof (the “Meeting”).

The Meeting will be held on September 16, 2020, at 5:00 PM (Israel time), at the Company’s offices at 26 Harokmim Street, Bldg. D, Holon, Israel, for the following purposes:

1.	To re-elect seven (7) directors to serve as members of the Board of Directors;

2.	To approve the Amended and Restated Compensation Policy of the Company;

3.	To approve compensation to the Company’s Chief Executive Officer;

4.	To approve an annual equity award plan to the non-executive members of the Board of Directors; and

5.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020, and until the next annual general and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2019. This item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israeli Securities Authority (the “ISA”).

We currently intend to hold the Meeting in person, subject to the Israeli Ministry of Health’s COVID-19 restrictions. However, depending on developments with respect to the COVID-19 pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be filed with the SEC on a Report on Form 6-K and with the ISA as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Monday, August 10, 2020, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose Shares are registered with a member of the TASE, and intends to vote his or her shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company’s shares as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds Company’s shares.

Joint holders of shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

A proxy will be effective only if it is received at the Company’s office no later than twenty four (24) hours prior to the time of the Meeting (i.e., 5:00 PM Israel time on September 15, 2020), or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 11:00 AM Israel time on September 16, 2020).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting); or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company mainly by mail. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. The Company has retained MacKenzie Partners, Inc. to act as the Company’s solicitation agent and to assist with the solicitation of proxies for a fee of $15,000 plus reimbursable expenses. In addition to solicitation by mail, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. Other than as set forth above with respect to the solicitation agent, none of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty five percent or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the meeting a quorum is not present, the Meeting shall stand adjourned to September 23, 2020, at the same time and place. At such adjourned meeting, any two shareholders present in person, by proxy or by voting through the Electronic Voting System, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of July 30, 2020 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within 60 days of July 30, 2020.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
ARK Investment Management LLC(2)	8,975,310	10.83%
Nikko Asset Management Co., Ltd.(3)	8,149,982	9.84%
Sumitomo Mitsui Trust Holdings, Inc.(4)	8,149,982	9.84%
All Office Holders, including directors, as a group (consists of 14 persons)	2,071,695	2.44%

(1)	Based upon 82,856,804 Ordinary Shares issued and outstanding as of July 30, 2020.

(2)
Based upon information provided by the shareholder in its Form 13G/A filed with the SEC on February 14, 2020. With respect to the ordinary shares reported in its Schedule 13G/A, ARK Investment Management LLC, or ARK, indicated as having (i) sole voting power with respect to 8,740,866 ordinary shares, (ii) shared voting power with respect to 91,315 ordinary shares, (iii) sole dispositive power with respect to 8,975,310 ordinary shares, and (iv) no shared dispositive power with respect to ordinary shares. Furthermore, in such filing ARK indicated aggregate beneficial ownership of 8,975,310 ordinary shares. The address of the principal business office of ARK is 3 East 28th Street, 7th Floor, New York, NY 10016.

(3)
Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 12, 2020. With respect to the ordinary shares reported in the Schedule 13G/A, Nikko Asset Management Co., Ltd., or Nikko, indicated as having (i) no sole voting or dispositive power with respect to ordinary shares, (ii) shared voting power with respect to 6,168,753 ordinary shares, and (iii) shared dispositive power with respect to 8,149,982 ordinary shares. Furthermore, in such filing Nikko indicated aggregate beneficial ownership of 8,149,982 ordinary shares. The address of the principal business office of Nikko is 605 Third Avenue, 38th Floor, New York, NY 10158.

(4)
Based upon information provided by the shareholder in its Schedule 13G/A filed with the SEC on February 12, 2020. With respect to the ordinary shares reported in the Schedule 13G/A, Sumitomo Mitsui Trust Holdings, Inc., or Sumitomo, indicated as having (i) no sole voting or dispositive power with respect to ordinary shares and (ii) shared voting power and dispositive power with respect to 8,149,982 ordinary shares. Furthermore, in such filing Sumitomo indicated aggregate beneficial ownership of 8,149,982 ordinary shares. The address of the principal business office of Sumitomo is 1-4-1 Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan.

For information relating to the remuneration of our five most highly compensated Office Holders with respect to the year ended December 31, 2019, please see “Item 6. Directors, Senior Management and Employees - B. Compensation - Individual Compensation of Covered Office Holders” in our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on February 24, 2020 (File No. 000-30902) (the “2019 Form 20-F”).

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current seven members of our Board, the Company defines an additional seven individuals to be Office Holders.

ITEM NO. 1

RE-ELECTION OF SEVEN (7) DIRECTORS

Background

The articles of association of the Company (the “Articles”) provide that the number of directors to serve on our Board shall be no less than five (5) and no more than fourteen (14).

The Board is currently comprised of seven (7) members, all of whom have a serving term that expires at the end of the Meeting, and all of whom stand for re-election for a further term of service.

Directors are generally elected at each annual general meeting for a term starting at such meeting and ending at the conclusion of the next annual general meeting of shareholders and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles. In accordance with our Articles, directors may also be appointed by our Board in between annual general meetings.

General

Election

At the Meeting, all of the Company’s current seven (7) directors are candidates for re-election. Following the recommendation of our Nomination and Corporate Governance Committee to the Board in accordance with Rule 5605(e) of the Nasdaq Marketplace Rules (“Nasdaq Rules”), it is proposed that Mr. Paul Sekhri, Dr. Anat Cohen-Dayag, Mr. Eran Perry, Mr. Gilead Halevy, Dr. Jean-Pierre Bizzari, Dr. Kinneret Livnat Savitzky and Mr. Sandy Zweifach be re-elected as directors. If re-elected, each director nominee will serve for a term ending on the date of the 2021 annual general meeting and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. All candidates for re-election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. Other than Dr. Cohen-Dayag, our President and Chief Executive Officer, none of the director nominees has any relationship with the Company. Accordingly, our Board determined that all of the director nominees, except for Dr. Cohen-Dayag, qualify as “independent directors,” as defined by the Nasdaq Rules. In addition, in accordance with our Board’s decision in 2018 to adopt certain reliefs for companies whose shares are traded in certain foreign stock exchanges, including the Nasdaq Stock Exchange, pursuant to which, if a candidate for service as a director qualifies as independent in accordance with the law of the relevant foreign jurisdiction and does not have any affiliation with a controlling shareholder (which is not relevant in our case), the Audit Committee may classify him or her as independent in accordance with the Companies Law, our Audit Committee classified each of these candidates, except for Dr. Cohen-Dayag, as independent in accordance with the Companies Law.

The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The names of each director nominee, the year in which such director was first elected to the Board, the age of such director as of July 31, 2020 and his or her service as a member of a committee of the Board are as follows:

Name	Age	Year of First Election	Positions
Paul Sekhri(3)	62	2017	Chairman of the Board of Directors (Chairman of the Nomination and Corporate Governance Committee)
Anat Cohen-Dayag, Ph.D.	53	2014	President and Chief Executive Officer, Director
Eran Perry(1)(2)	49	2019	Director
Gilead Halevy(2)	53	2018	Director (Chairman of the Audit Committee)
Jean-Pierre Bizzari, M.D.	65	2018	Director
Kinneret Livnat Savitzky, Ph.D.(1)(3)	53	2018	Director
Sanford (Sandy) Zweifach(1)(2)(3)	64	2018	Director (Chairman of the Compensation Committee)

____________________

(1)          Member of our Compensation Committee
(2)          Member of our Audit Committee
(3)          Member of our Nomination and Corporate Governance Committee

The following are brief biographies of each of the seven (7) director nominees, based upon our records and information furnished to us by them:

Paul Sekhri joined Compugen’s Board of Directors as its Chairman in October 2017. Paul Sekhri was appointed the President and CEO of eGenesis, Inc. in January 2019. Prior to joining eGenesis, Inc, Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018.  From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care for Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of Veeva Systems Inc., Ipsen S.A., Chairman of the Board of Supervisory Directors of Pharming N.V. and Chairman of the Board of Petra Pharma. Additionally, Mr. Sekhri is on the Board of Directors of the TB Alliance, and, as an avid classical music enthusiast, is on the Boards of The Metropolitan Opera, The Knights and the English Concert in America. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall.

Dr. Anat Cohen-Dayag joined Compugen’s Board of Directors in February 2014. Dr. Cohen-Dayag joined Compugen in 2002 and held various positions. In November 2008, Dr. Cohen-Dayag was appointed as Vice President, Research and Development. In June 2009, Dr. Cohen-Dayag was appointed as co-Chief Executive Officer of Compugen and in March 2010 Dr. Cohen-Dayag was appointed as Compugen’s President and CEO. Prior to joining Compugen, Dr. Cohen-Dayag was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems Ltd., Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenics Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel.

Eran Perry joined Compugen’s Board of Directors in July 2019.  Eran Perry brings to Compugen over 20 years of diverse experience across various segments of the healthcare industry as an entrepreneur and venture capital investor as well as in general management and strategy. In 2018, Mr. Perry co-founded MII Fund & Labs, a dermatology-focused venture capital fund where he also serves as Managing Director and Chairman of the Investment Committee. Since 2017, Mr. Perry has been a co-founder and active board member of ICD Pharma, a developer of cannabis-based pharmaceuticals. Mr. Perry is also the co-founder and board member of several pharmaceutical companies including Musli Thyropeutics, Seanergy Dermatology, and Follicle Pharma. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (“IHCV”) and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology.  Before moving to the private sector, Mr. Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from the Tel Aviv University.

Gilead Halevy joined Compugen’s Board of Directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Prior to establishing Kedma, Mr. Halevy served as a Director at Giza Venture Capital from 2001 to 2006, where he led investments in communication and information technology companies and directed Giza’s European business activities. From 1998 to 2001, Mr. Halevy practiced law at White & Case LLP. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. Mr. Halevy currently serves as chairman of Brand Industries Ltd. (TASE), Iskoor Finance Ltd., Carmel Wineries, Continuity Software Ltd. and as a director of S. AL Holdings. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Dr. Jean-Pierre Bizzari joined Compugen’s Board of Directors in September 2018. Dr. Bizzari is a world-renowned oncology expert who brings to Compugen over 35 years of broad experience in oncology drug development. Dr. Bizzari served as Executive Vice President and Global Head of Oncology at Celgene Corporation, responsible for Celgene’s clinical development and operations-statistics teams across the United States, Europe and Asia/Japan where he oversaw the development and approval of leading oncology products, including REVLIMID® (lenalidomide), VIDAZA® (azacitidine), ISTODAX® (romidepsin) and ABRAXANE® (nab-paclitaxel). In addition, he was chairman of Celgene’s hematology oncology development committee and a member of the company’s management committee. Prior to Celgene, Dr. Bizzari was the Vice President, Clinical Oncology Development for Sanofi-Aventis (formerly Rhône-Poulenc, Rhône-Poulenc Rorer and Aventis) where he oversaw the approval of Eloxatin® (oxaliplatin), Taxotere® (docetaxel) and Elitek® (rasburicase). Dr. Bizzari joined the pharmaceutical industry in 1983 as Head of Oncology at the Institut de Recherches Internationales SERVIER (France). Dr. Bizzari is a member of the Scientific Advisory Board of the French National Cancer Institute, and a member of the board of the European Organization of Research and Treatment of Cancer and Chairman of the New Drug Advisory Committee. He also serves on the boards of Halozyme Therapeutics, Onxeo, Oxford BioTherapeutics, Nordic Nanovector and Transgene. Dr. Bizzari received his medical degree from the Nice Medical School and has trained at the Pitié-Salpêtrière Hospital in Paris, The Ontario Institute for Cancer Research, and The McGill Rosalind and Morris Goodman Cancer Research Centre (formerly the McGill Cancer Center) in Montreal, Canada.

Dr. Kinneret Livnat Savitzky joined Compugen’s Board of Directors in June 2018. Since October 2017, Dr. Livnat Savitzky served as the Interim CEO, since January 2018 as a board member, and since May 2018 also as CEO of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation and Takeda Ventures Inc. (the venture group of Takeda Pharmaceutical Company). As part of her role at FutuRx she also serves as a chairperson or board member in several of the FutuRx portfolio companies. Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: as an active chairperson in KAHR Medical and as a director in Hadasit Medical Research and Development, DreaMed Diabetes and Biomica. In addition, Dr. Livnat Savitzky serves as a consultant to other pharmaceutical development companies and related funds. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others.  Prior to being appointed CEO of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D. with distinction in Human Genetics from Tel Aviv University.

Sanford (Sandy) Zweifach joined Compugen’s Board of Directors in June 2018. Mr. Zweifach is the Founder of Nuvelution Pharma, Inc. and since 2015 through 2019 was the Chief Executive Officer of Nuvelution Pharma, Inc. From 2010 to 2015, Mr. Zweifach served as CEO of Ascendancy Healthcare, Inc., which he also founded. He has also been a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. From 2003 to 2005, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotechnology and the life science industry, where he was responsible for oversight of the firm’s finance department, as well as President of the firm’s M&A and financing division. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen in 2004. Mr. Zweifach currently serves as the Chairman of the Board of Directors of Palladio Biosciences, as an Executive Chairman of Janpix, Inc. and as a member of the Board of Directors of IMIDomics, S.L. and Essa Pharma, Inc. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotechnology. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

Directors’ Compensation

Compensation to our Non-Executive Directors (other than the chairman of the Board, Mr. Paul Sekhri)

As approved by the Company’s shareholders on August 6, 2018, each of our non-executive directors, whether currently in office or appointed in the future, excluding the chairman of the Board (each, a “non-executive director”) is entitled to the following compensation: (a) (i) an annual fee of $45,000 and an additional annual amount for service as a member of each of the Company’s board committees (up to $2,500 for service as a member of a committee and up to $5,000 for service as a chairman of a committee); and (ii) an annual grant of options to purchase Ordinary Shares, with a one-time grant of 35,000 options  in the first year of service (the “Initial Option Grant”) and an additional annual grant of 10,000 options in each of the following years of service (the “Annual Option Grant”). The grant date of each Initial Option Grant is the date of appointment for service as director, whether initially appointed by the Board or by the general meeting of shareholders, with an exercise price equal to the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to the date of initial appointment to serve on the Board. The grant date of each Annual Option Grant is such date on which the Board approves the annual option grants to other Office Holders (provided that the service as director continues at the time of each grant), and the exercise price equals to the closing price of the Ordinary Shares on the Nasdaq on the last trading day prior to such Board approval. All such grants vest over a four-year period as follows: 25% of the options granted vest on the first day of the quarter one calendar year immediately following the quarter in which the options were granted, and an additional 6.25% of the options granted vest each quarter thereafter for the next thirty six (36) months. Other than as described herein, both the Initial Option Grants and the Annual Option Grants are subject to the terms and conditions of the Company’s 2010 Share Incentive Plan (the “2010 Plan”), or any other equity-based incentive plan that the Company may adopt in the future and pursuant to which these options would be granted, and will expire ten years after their grant date, unless they expire earlier in accordance with the terms of the 2010 Plan.

Notwithstanding the terms of the relevant equity-based plan, all options granted to non-executive directors shall become fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of the Company’s equity or voting power by any shareholder or group of shareholders. Further, notwithstanding the terms of the relevant equity-based plan, all options granted which shall be vested as of the date of final termination of office as a non-executive director of the Company may be exercised within one year following such termination of office. To the extent legally available and applicable, such options will be granted to the non-executive directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”), under the capital gains route.

In accordance with the above-mentioned terms, our Compensation Committee and Board, in their separate meetings held on July 28, 2020 and July 29, 2020, respectively, resolved to grant to each of our non-executive directors, 10,000 options with an exercise price of $14.40.

In the Meeting we seek shareholder approval for an adjustment to future Annual Option Grants to our non-executive directors; For additional information, please see Item 4 below.

Compensation to Mr. Paul Sekhri, the Company’s Chairman of the Board of Directors, a Non-Executive Director

Subject to his re-election for service as director at the Meeting, Mr. Paul Sekhri is entitled to an annual cash fee in the amount of $150,000 for his service as the Company’s non-executive chairman of the Board (with no committee fees).

In addition, in October 2017 Mr. Sekhri was granted options to purchase 500,000 ordinary shares, out of which 312,500 options are already vested as of the date of this proxy statement. These options are subject to the terms and conditions applicable to options granted under the 2010 Plan, and will expire ten years after their grant date, unless they expire earlier in accordance with the terms of the 2010 Plan. The acceleration provisions applicable to options granted to other non-executive directors specified above apply to the options granted to Mr. Sekhri.

In the Meeting we seek shareholder approval for an annual equity award plan to our non-executive Chairman of the Board; For additional information, please see Item 4 below.

For more information relating to the compensation paid to our directors, including insurance coverage, indemnification and exemption, see “Item 6. Directors, Senior Management and Employees - B. Compensation” in our 2019 Form 20-F.

If re-elected, in consideration for their service, our director nominees shall be entitled to the compensation specified herein and as further specified in Items 3 and 4, as applicable, to the extent approved by our shareholders in the Meeting.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that each of Mr. Paul Sekhri, Dr. Anat Cohen-Dayag, Mr. Eran Perry, Mr. Gilead Halevy, Dr. Jean-Pierre Bizzari, Dr. Kinneret Livnat Savitzky and Mr. Sandy Zweifach be, and he or she is hereby, re-elected to serve as a member of the Board of Directors of the Company to hold office until immediately following the Company’s 2021 annual general meeting and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.”

Election of each of the director nominees will be voted upon separately at the Meeting.

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or by voting through the Electronic Voting System, is required for the approval of the re-election of each of the above director nominees.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 2

APPROVAL OF THE AMENDED AND RESTATED COMPENSATION POLICY OF THE
COMPANY

Background

As required under the Companies Law, the Company maintains a compensation policy that provides a framework for terms of office and employment of our Office Holders, including cash compensation, equity awards, severance and other benefits, the grant of an exemption from liability, insurance coverage, and an undertaking to indemnify or indemnification. The Company’s compensation policy was originally approved by our shareholders on September 17, 2013, and amendments were subsequently approved on July 29, 2015, October 19, 2017 and on September 19, 2019, where the only amendment in 2019 was an increase of the annual premium that may be paid with respect to our D&O insurance coverage (such compensation policy, as amended, shall be referred to as the “Compensation Policy”). The Companies Law also requires that the Compensation Policy be reviewed from time to time by the Compensation Committee and the Board, to consider its adequacy and propose amendments to the extent appropriate or required.

In the three-year period since our Compensation Policy was last amended and restated in 2017, the Company has significantly evolved and has significantly progressed in many aspects of its business, including, among others, a major expansion in the Company’s clinical stage pipeline and additional collaborations with big pharma (AstraZeneca and Bristol-Myers Squibb), which have made us a bigger enterprise with an increasing global presence and with global executives and Board members. The Company’s business success and effective strategy have contributed to a major increase in the Company’s market capitalization (from approximately $200 million in July 2017 to approximately $1.2 billion in July 2020) which also led to the inclusion of the Company’s Shares in the Nasdaq Biotechnology Index and the TASE 125 Index, and to an increase in analyst coverage (from two to seven analysts).

To illustrate some of the transformation that the Company has gone through during the three-year period specified above, and the shareholder value created during such period, see the below illustration.

Clinical stage pipeline

Major expansion in clinical stage pipeline:

2020

COM701 *PVRIG inhibitor*

PHASE 1

COM701 + Opdivo® *PVRIG + PD-1 inhibitors*

PHASE 1

COM701 + Opdivo® + BMS-986207
PVRIG + PD-1 + TIGIT inhibitors

PHASE 1

COM902 *TIGIT inhibitor*

PHASE 1

2017

COM701 *PVRIG inhibitor*

Pre clinical development

COM902 *TIGIT inhibitor*

Cell line development

Additional collaborations

2 new collaborations with big pharma:

2020

BAYER

AstraZeneca

Bristol-Myers Squibb

2017

BAYER

Market cap

Major increase in market cap:

From
$0.2B July 2017
To
1.2B July 2020

million USD
1500
1000
500
0
Increase of
500%
2017
2020 *

*(Included in Nasdaq Biotechnology Index and Tel Aviv Stock Exchange 125 Index)

We are now competing with large U.S. and European companies in the biotechnology and pharmaceutical industries. These are fast-paced industries, characterized by aggressive competition over talent, becoming more intense over the last couple of years, and resulting in a significant increase in levels of total compensation. Additionally, as compared to other industries, the biotechnology and pharmaceutical fields have not suffered a similar downturn due to Covid-19 and may have even become more competitive with respect to talent. As a leading biotechnology company, with several executives residing outside of Israel (in the United States, Europe and Asia), we are required to adopt a compensation framework and compensation practices that are in line with those of our peers in order to be competitive. Unlike our U.S. peers, which are comprised of U.S. issuers subject to the “Say on Pay” model, we are subject to an ex-ante process governed by Israeli legislation, which requires the adoption of a compensation policy that is brought for approval by Company shareholders at least once every three years. Hence, while the “Say on Pay” model requires shareholder approval of compensation practices in retrospect, Israeli legislation imposes forward looking limitations on the Compensation Committee’s and the Board’s authority to approve executive compensation, setting a maximum cap upon each compensation component. Should the Compensation Committee and the Board wish to grant executive compensation that exceeds a certain cap defined under the Compensation Policy, it cannot do so without seeking the specific approval of our shareholders in advance. Our competitors are not limited in this manner and have the authority to approve executive compensation as they deem is in the best interest of their company. Having the appropriate authority to compete over executive talent in our industry is, therefore, of utmost importance, especially considering that there may be significant variance among our executives in terms of individual compensation levels based on their position, location, expertise and experience and our compensation policy should provide the Compensation Committee and the Board with authority to approve executive compensation that is competitive in relation to that provided by our peers, both in ordinary and exceptional circumstances.

In light of all of the above, and in order to determine the global best practices in executive compensation and to ascertain the positioning of our Office Holders’ pay packages vis-à-vis our peers, we conducted a benchmarking study with peer companies; the study, conducted together with an outside consultant, included executive compensation information of comparable companies located in Israel and in the United States, including public Israeli companies traded on Nasdaq or dually listed on Nasdaq and TASE, which operate globally in the life science and hi-tech industries, some of which do business in the same geographical locations as the Company (the “Peer Group”). We also evaluated studies by Zviran for local perspective and by Radford for a global perspective, in order to better understand the compensation practices of our domestic and global competitors, with whom we compete for talent.

Given the Company’s development and growth in recent years, as detailed above, in light of the need to enhance the global competitiveness of the Company in attracting and retaining highly qualified Office Holders worldwide, and considering the results of the benchmarking study, our Committee and Board have concluded that certain changes to our Compensation Policy are required. In addition, as part of the review of the Compensation Policy, our Compensation Committee and Board also considered the Company’s experience gained in implementing the Compensation Policy in previous years, as well as relevant changes that have been made to the Companies Law since the Compensation Policy was first adopted.

Accordingly, our Compensation Committee and Board have determined in their separate meetings held on July 28, 2020 and July 29, 2020, respectively, to amend our Compensation Policy and replace it with the Amended and Restated Compensation Policy attached to this proxy statement as Exhibit A (the “Amended Policy”).

We now seek shareholder approval for the Amended Policy.

General

The Amended Policy attached to this Proxy Statement is shown as a “redline” against the current Compensation Policy, to reflect all the proposed changes to the current Compensation Policy. The main proposed amendments to the current Compensation Policy are as follows (terms and definitions used hereunder are in accordance with the terms and definitions used in the Compensation Policy):

•          Section 3.3.1 - While no change was actually made to the definition of the Company Objectives, except for extending the enumerated list of Company Objectives examples, the Compensation Committee and the Board deemed it advisable to amend the Compensation Policy so that the Corporate Objectives will be enhanced with an additional requirement - that it is comprised of at least two (2) measurable criteria. The Compensation Committee and the Board further resolved to amend the minimum weight of the Company Objectives (from 40% to 30%) and the maximum weight of the Individual Objectives (from 45% to 55%) for Office Holders that are not our Chief Executive Officer or directors, as in certain cases it better serves the Company’s interest to be able to provide a more significant incentive with respect to the Individual Objectives and specific KPIs for these individuals.

In accordance with an amendment to the Companies Law allowing chief executive officers to receive a non-material portion (i.e., up to three monthly base salaries) as a discretionary payment without the need to seek shareholder approval (if permitted under the compensation policy), and in line with the practice of the Peer Group, the Compensation Committee and the Board resolved to include in the Amended Policy the authority to determine that the discretionary portion of the CEO Annual Target Cash Bonus may be up to three monthly base salaries, while the current Compensation Policy provides for up to 20% of such Annual Target Cash Bonus (which reflects 1.8 monthly base salaries based on Annual Target Cash Bonus).

•          Section 3.4 - While our existing Compensation Policy does not specify the exercise price pursuant to which we will issue options, our Compensation Committee and Board determined that it is in the Company’s interest, and in line with the Company’s practice, to include under the Amended Policy the following commitments to our shareholders:

(i) to issue options with an exercise price which shall be at least our Share’s fair market value; and

(ii) not to effect, without first obtaining shareholder approval, any repricing of equity awards granted to our Office Holders.

Furthermore, today, the maximum limits for executive equity awards permitted under our Compensation Policy are a function of each officer’s individual base salary. Based on the high volatility in the price of our Shares, setting a limit which is value-based, can lead to circumstances where the cap reflects a highly variable number of options that can be issued. However, setting the equity-based award cap based on a dilution threshold is aligned with the Company’s performance and needs - it allows the Company to create a proper incentive by granting equity awards that are not tied to the base salaries, inherently adapts the value of the awards granted to the market capitalization of the Company at the time of grant and creates strong accountability for the Company’s executives, allowing the value of the awards to grow as the Company’s value grows, but to also decrease if the Company’s value decreases. Therefore, the Compensation Committee and the Board deemed it advisable to amend our annual equity-based award cap from the current arrangement, which is based on 300% of the annual base salary, to a dilution based evaluation of the award on the date of grant, so that (i) if only options are granted, the portion of the annual grant of options that is scheduled to vest in any year following the grant date shall not exceed 0.06% of the issued and outstanding share capital of the Company on the date of grant; (ii) if only RSUs or other equity awards which are not options (“Other Equity) are granted, the portion of such annual grant that is scheduled to vest in any year following the grant date shall be reduced by 50% (i.e., 0.03% of the issued and outstanding share capital of the Company on the date of grant), and (iii) with respect to an annual grant that combines both types of equity awards (i.e. options and Other Equity), the portion of such annual grant that is scheduled to vest in any year following the grant date shall be calculated, on a pro rata basis, to give effect to the relative portion of each type of equity award.

Our Compensation Committee and Board further proposed that the equity award cap will also include an absolute upper limit set at a Company market capitalization of US$3 billion. Accordingly, in the event that the Company’s market capitalization exceeds US$3 billion, the dilution limit of the equity awards will be adjusted proportionally downwards to reflect the value limit corresponding to such market capitalization limitation.

In addition, in order to further strengthen the Company’s emphasis on performance and in alignment with the long-term goals and strategy of the Company, our Compensation Committee and Board deemed it advisable to amend the Compensation Policy by setting the following additional commitments to our shareholders with respect to equity-based compensation:

(i) to assure that at least 30% of the value of any annual grant of options or Other Equity to our Office Holders, will be performance-based, so that such 30% shall be either based on options subject to time-based vesting or on Other Equity which include performance-based vesting criteria to be determined by the Compensation Committee and Board, unless the total value of the annual award is lower than US$100,000; and

(ii) to add a provision under the Compensation Policy, whereby the employment terms of future executive officers who join the Company shall include a “double trigger” acceleration mechanism.

It should be noted that during the time that we maintain a compensation policy, our Compensation Committee and our Board have used their authority in granting equity awards in a very conservative manner, strongly stressing accountability by awarding our executives with options at market price, in numbers and value which were well below the limits provided in the current Compensation Policy. As of July 31, 2020, following the annual options grant for 2020, the total number of outstanding options amounted to 6,338,105, which options constitute approximately 7.0% of our issued and outstanding share capital on a fully diluted basis as of such date (assuming the exercise of all outstanding options and warrants granted by the Company). The Company has significantly reduced its outstanding equity overhang since last year and will continue to take a disciplined approach in managing the long-term effects of equity incentive grants as it is committed to a vigilant management of dilution.

•          Section 4B - In line with the approval of our shareholders on August 6, 2018 to issue an initial grant of 35,000 options to each of our non-executive directors (excluding the chairman of the Board), in view of the Peer Group information and considering that any issuance exceeding 35,000 options to each of our non-executive directors (excluding the chairman of the Board) as an initial grant will require shareholder approval under the Companies Law, the Compensation Committee and the Board deemed it advisable to amend the limitation that applies to initial grants of equity to non-foreign directors and allowed the same amount of initial option grant to all directors.

•          Section 5 - Our Compensation Policy provides, among other things, that we may purchase and periodically renew, at our expense, insurance coverage in respect of the liability of our current and future Office Holders, to the maximum extent permitted by law, of up to US$50 million, with a maximum annual premium of up to US$900,000, subject to certain adjustments. Due to a major increase in our market capitalization, as detailed above, our Compensation Committee and our Board deemed it advisable to increase our maximum coverage to up to US$100 million.

Furthermore, the increased number of lawsuits filed against U.S. listed companies, specifically securities law class actions, and significant payments made recently by insurance companies to settle such claims and actions have caused (i) fewer insurance companies to offer D&O insurance for Israeli U.S. listed companies, and (ii) a significant increase in the premiums paid for such policies market-wide, which has resulted in the premium limitations set under the current Compensation Policy becoming inadequate.

In order to allow the Company to purchase appropriate D&O insurance coverage, our Compensation Committee and Board have approved to amend the Compensation Policy so that the premium for such policies shall be based on applicable market terms for the coverage sought by the Company and provided such coverage is within the coverage amount permitted under the Companion Policy, without setting a defined amount, and provided that such premium does not have a substantial effect on the Company’s profitability, assets or obligations. Otherwise, shareholder approval will need to be obtained. It is noted that the above amendment is also in compliance with the terms set under a recent staff bulletin issued by the ISA, which indicates that an approval of D&O insurance pursuant to a company’s compensation policy does not require setting defined premium caps within the Compensation Policy, if premium levels are determined in accordance with market terms, and do not have a material impact on the profitability, assets or obligations of the Company. Such staff bulletin also acknowledges the importance of retaining and attracting skilled and experienced directors and acknowledges that the premium is derived from market conditions and that in some cases the Company itself is the main beneficiary.

Based on all of the foregoing, the Compensation Committee and the Board resolved to approve, and to recommend that shareholders approve, the Amended Policy.

If the Amended Policy is approved by our shareholders, then the date of such amendment shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three (3) years thereafter. If the Amended Policy is not approved by our shareholders, then the current Compensation Policy shall continue to be in full force and effect for the duration of the three-year period that commenced on October 19, 2017, the date it was last approved by our shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the Amended Policy in the form attached hereto as Exhibit A be, and hereby is, approved and adopted”.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or by electronic voting is required for the approval and adoption of the Amended Policy; provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two (2) percent of the aggregate voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder (spouse, sibling, parent, grandparent or each of the foregoing with respect to shareholder’s spouse) has a personal interest in the adoption of the proposal. In addition, shareholder is deemed to have a personal interest if a company that is affiliated with the shareholder, other than Compugen, has a personal interest in the adoption of the proposal. Such company is a company in which a shareholder or a member of shareholder’s immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, shareholder is not deemed to have a personal interest in the adoption of the proposal if the shareholder’s interest in such proposal arises solely from shareholder’s ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect, we will not be able to count your vote with respect to this proposal.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 3

COMPENSATION TO THE COMPANY’S CHIEF EXECUTIVE OFFICER

A SALARY INCREASE; A SPECIAL CASH BONUS; AN ANNUAL CASH BONUS PLAN AND
AN ANNUAL EQUITY AWARD PLAN

Background; Chief Executive Officer’s Current Terms of Employment

Under the Companies Law, arrangements regarding the compensation of a chief executive officer of a publicly traded company require approvals of the compensation committee, board of directors and company’s shareholders by a special majority vote (as set forth below), in that order.

Pursuant to Dr. Anat Cohen-Dayag’s employment agreement, she is entitled to a gross monthly base salary of NIS 118,800 (approximately $33,850 according to the average $/NIS representative exchange between January 1, 2020 and June 30, 2020 which is $1=NIS3.5092, the “Representative Rate”), as approved by our shareholders in the 2015 annual general meeting. Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Dr. Anat Cohen-Dayag is eligible for an annual cash bonus based upon achievement of objectives determined by the Company and to an annual grant of equity pursuant to her equity award plan.

On August 6, 2018, our shareholders approved that Dr. Cohen-Dayag shall be eligible to receive an annual target bonus payment of up to six (6) monthly base salaries and an annual maximum bonus payment of up to nine (9) monthly base salaries for each of calendar years 2018, 2019 and 2020, without the need for further shareholder approval, subject to meeting the specific performance criteria approved by the shareholders and as further determined by the Compensation Committee and Board with respect to each such year, provided that she continues to be employed as the Company’s Chief Executive Officer through the last day of the calendar year with respect to which the annual cash bonus is paid.

In accordance with such approval, for 2018 and 2019, Dr. Cohen-Dayag received an annual cash bonus payment of NIS 555,984 and NIS 498,960, respectively (approximately $158,400, and $142,200, based on the Representative Rate), after meeting the specific performance criteria set with respect to each such year.

Additionally, on August 6, 2018, our shareholders approved an annual equity award plan for Dr. Cohen-Dayag for each of the calendar years 2018, 2019 and 2020, according to which Dr. Cohen-Dayag shall be granted options to purchase up to 150,000 Ordinary Shares in each of 2018, 2019 and 2020, as shall be determined by the Compensation Committee and Board with respect to each such year. In order to align such grants (including the exercise price and vesting period thereof) with the annual grant of options to other executive Office Holders (for whom shareholder approval is not required), our shareholders resolved that the annual grant to Dr. Cohen-Dayag will be made on such date in 2018, 2019 and 2020 on which the Board approves the respective year’s annual option grants to other Office Holders.

According to such annual equity award plan, on July 31, 2018, Dr. Cohen-Dayag was granted with 120,000 options with an exercise price of $3.15. In 2019 Dr. Cohen-Dayag was granted with a total of 150,000 options, of which 120,000 options were granted on March 19, 2019 with an exercise price of $3.80, and 30,000 options were granted on August 1, 2019 with an exercise price of $3.24. On July 29, 2020, Dr. Cohen-Dayag was granted with 150,000 options, with an exercise price of $14.40. The Compensation Committee and the Board confirmed that each such option grant complied with the Compensation Policy.

The options granted in each respective year are subject to the terms and conditions of the 2010 Plan. Each annual option grant vests over a four-year period as follows: 25% vests on the first day of the quarter one calendar year immediately following the quarter in which the options are granted and an additional 6.25% vests each quarter thereafter for the next thirty six (36) months. These options have an exercise price equal to the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to the day of approval of each grant by the Board, and they expire ten (10) years after their grant date, or earlier in accordance with the terms of the 2010 Plan or the terms of the option agreements entered into between the Company and Dr. Cohen-Dayag. The options are granted through a trustee under Section 102 of the Tax Ordinance (Capital Gains Route).

Dr. Cohen-Dayag’s employment agreement may generally be terminated by either party by providing six (6) months advance written notice, provided that in the event of termination by the Company for “justifiable cause” (as such term is defined in her employment agreement as shall be in effect from time to time) the Company may terminate Dr. Cohen-Dayag’s employment without advance notice and that Dr. Cohen-Dayag may resign with advance notice of only two (2) months in the event of resignation for “good reason” (as such term is defined in her employment agreement as shall be in effect from time to time). Upon termination, Dr. Anat Cohen-Dayag will be entitled to receive certain payments associated with termination.

In the event that Dr. Cohen-Dayag’s employment is (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for “good reason” (hereinafter, (a) and (b) shall be referred to together as “Dismissal”), Dr. Cohen-Dayag will be entitled to a one-time payment equal to six (6) monthly base salaries (the “Termination Payment”), and upon Dismissal within one (1) year following certain “change of control” events (as defined in her employment agreement as shall be in effect from time to time), Dr. Cohen-Dayag will be entitled to a special termination payment (in addition to the Termination Payment) in an amount equal to six (6) monthly base salaries.

In addition, upon Dismissal, or in the event of a “change of control”, all outstanding unvested options granted to Dr. Cohen-Dayag as of such time will be accelerated and become immediately exercisable as of the effective date of such Dismissal or change of control. Upon Dismissal, Dr. Cohen-Dayag will also be entitled to exercise all outstanding vested options (including those options vested as a result of such accelerated vesting) for a period of one (1) year from the date of such Dismissal, provided that such period does not extend beyond ten (10) years from the date of grant. Upon an event of change of control, following which Dr. Cohen-Dayag’s employment, within twelve (12) months of the closing of such an event, is: (a) terminated by the Company, other than for “justifiable cause”; or (b) terminated by Dr. Cohen-Dayag for any reason, Dr. Cohen-Dayag will be entitled to exercise all outstanding vested options (including those options vested as a result of such accelerated vesting) for a period of one (1) year from the date of termination of her employment, provided that such period does not extend beyond ten (10) years from the date of grant.

Dr. Cohen-Dayag is not entitled to any compensation, including in connection with her role as a director, in addition to that being paid to her as the Chief Executive Officer of the Company. However, in the event of termination of Dr. Cohen-Dayag employment agreement, she will be entitled to receive such compensation to the extent and for as long as she will serve as a non-executive director of the Company.

As of July 31, 2020, the total Number of Ordinary Shares Beneficially Owned (as such term is defined in the beneficial ownership table above) by Dr. Cohen-Dayag’s is below 1%.

We now seek shareholder approval for a salary increase, a grant of a special cash bonus, an annual cash bonus plan and an annual equity award plan as specified below to Dr. Anat Cohen-Dayag, our Chief Executive Officer, following approval of such compensation items by our Compensation Committee and Board in their separate meetings held on July 28, 2020 and July 29, 2020, respectively.

Salary Increase

Our Compensation Committee and the Board have resolved to approve, subject to the approval of our shareholders, an adjustment to the gross monthly base salary paid to Dr. Cohen-Dayag in her position as the Company’s Chief Executive Officer, so that her gross monthly base salary will be increased to NIS 134,125 (approximately $38,220 according to the Representative Rate), effective as of March 1, 2020, reflecting an increase of approximately 2% per year over the last five (5) years.

When approving the above-mentioned adjustment to the base salary of our Chief Executive Officer, our Compensation Committee and Board of Directors have considered that Dr. Cohen-Dayag has been with the Company since 2002 holding various positions, including Vice President - Research and Development, co-Chief Executive Officer and since March 2010, Chief Executive Officer. Dr. Cohen-Dayag has led the Company in its efforts to develop and execute its new long-term strategy of transforming from a discovery infrastructure company to a product-oriented discovery and drug development company, focused in the field of cancer immunotherapy, transitioning to a clinical stage therapeutic company with its own innovative clinical stage pipeline, and with a global business presence. The Compensation Committee and Board also took into consideration the Company’s achievements under Dr. Cohen-Dayag’s leadership, the scope of her responsibilities, the business challenges she faces, her experience and qualifications and the significant growth and positive development experienced by the Company since Dr. Cohen-Dayag’s last compensation review, in terms of clinical development, corporate achievements and market value. Further, the members of our Compensation Committee and Board noted the fact that her salary as Chief Executive Officer was last adjusted in January 2015, and also examined the compensation paid to other chief executive officers within our Peer Group, which showed that the monthly base salary proposed for Dr. Cohen-Dayag in her position as the Company’s Chief Executive Officer, is within the average of the Peer Group. The Compensation Committee and Board also reviewed the compensation provided to other executives of the Company, as well as other relevant information and materials presented to them. They have analyzed all relevant factors and considerations required under our Compensation Policy and the Companies Law, including the responsibilities and duties of Dr. Cohen-Dayag in her position as the Company’s Chief Executive Officer, the importance of providing competitive compensation to retain the most talented and essential employees such as Dr. Cohen-Dayag, Dr. Cohen-Dayag’s expected contribution and her importance to the future growth of the Company and its pursuit of significantly enhancing its business and growth opportunities (collectively, the “Compensation Committee and Board Considerations”).

The proposed increase in the gross monthly base salary of Dr. Cohen-Dayag in her position as the Company’s Chief Executive Officer is consistent with the Compensation Policy.

Special Cash Bonus

According to our Compensation Policy, in addition to the annual cash bonus, our Compensation Committee and Board may approve a special bonus for significant or extraordinary achievements or efforts that produced an exceptional result. The maximum value of the total special bonuses payable to an executive officer with respect to any calendar year shall not exceed six (6) monthly base salaries of the relevant officer.

Upon review of the Company’s performance during 2019 and Dr. Cohen-Dayag’s specific contribution thereto, including without limitation: (i) the expansion of the Company’s clinical-stage pipeline; (ii) the major clinical studies progress and presentation of initial clinical data which contributed to the major increase in Company’s value and positioning; and (iii) the additional funds raised through the Company’s ATM facility, as well as Dr. Cohen-Dayag’s major contribution to the successful public offering in March 2020 and major role in the Company’s pursuit of significantly enhancing its business and growth opportunities, the Compensation Committee and the Board determined that it is appropriate to grant Dr. Cohen-Dayag, our Chief Executive Officer, a special cash bonus for these achievements.

After taking into account all the above-mentioned factors, and all factors and considerations required under the Compensation Policy and the Companies Law, the Compensation Committee and the Board approved and are recommending that the shareholders approve, the grant of a special cash bonus to Dr. Anat Cohen-Dayag, in the amount of NIS 395,840 (approximately $112,800 based on the Representative Rate) payable to her following the date of the Meeting.

The proposed grant of a special cash bonus to Dr. Cohen-Dayag is consistent with the Compensation Policy.

Annual Cash Bonus Plan through 2023 (inclusive)

As part of the Company’s forward-looking strategic plans, our Compensation Committee and Board believe that it is appropriate to create for Dr. Cohen-Dayag, our Chief Executive Officer, an annual cash bonus plan structure that awards annual achievements and that is aligned with the Company’s forward-looking strategy. The terms of Dr. Cohen-Dayag’s annual cash bonus plan for the years 2018, 2019 and 2020 are described above. With the upcoming expiration of the existing annual cash bonus plan, our Compensation Committee and Board wish to set an annual cash bonus plan for Dr. Cohen-Dayag for the years 2021, 2022 and 2023. Such annual cash bonus plan shall include annual measurable objectives that will be set in advance for any of the said years by our Compensation Committee and Board from a list of approved objectives (specified below) and may also include discretionary components. The Compensation Committee and the Board will determine, with respect to each of the relevant years, the target and maximum annual cash bonus, as well as the related objectives and their related weights, including applicable thresholds, and the formula for calculating the annual cash bonus payment to be granted to Dr. Cohen-Dayag, all in accordance with the guidelines set forth below. The Compensation Committee and the Board believe that disclosure of the specific objectives set for the annual cash bonus and their score, may adversely affect the Company, as such objectives are based on very sensitive business information of the Company and on its strategic plans.

Target, Maximum Annual Cash Bonus and Eligibility; The annual cash bonus amount that Dr. Cohen-Dayag will be entitled to upon achievement of 100% of her objectives, as shall be determined by the Compensation Committee and Board for each of the relevant years, i.e., her target annual cash bonus, will be up to six (6) monthly base salaries. For each relevant year, the annual cash bonus formula will include an over achievement opportunity designed to encourage her to reach exceptional achievements, pursuant to which the maximum payment with respect to each calendar year shall be 150% of the target bonus determined by the Compensation Committee and the Board for such year (i.e., nine (9) monthly base salaries if the target bonus is set at six (6) monthly base salaries). This proposed annual target cash bonus and the maximum payment bonus remain the same as under Dr. Cohen-Dayag’s current bonus plan (i.e., six (6) and nine (9) monthly base salaries, respectively), and the actual payments will be determined linearly based on her performance score for each year. It is noted that the proposed bonus plan sets a target annual bonus at up to six (6) monthly base salaries, while the Amended Policy allows for nine (9) monthly base salaries (and thirteen and a half (13.5) monthly base salaries in case of over achievement).

If less than 50% of the applicable measurable objectives set for a respective year are achieved, Dr. Cohen-Dayag will not be entitled to any annual cash bonus for such year.

Dr. Cohen-Dayag shall be eligible to receive the annual cash bonus for each of the years 2021, 2022 and 2023 under the framework set forth herein, subject to her continuous employment as the Company’s Chief Executive Officer through the last day of the calendar year with respect to which the annual cash bonus is to be paid.

Objectives; The objectives and weights of the annual cash bonus of Dr. Cohen-Dayag for each of the calendar years 2021, 2022 and 2023 shall be determined in advance by the Compensation Committee and the Board for each year, pursuant to the following guidelines:

	Weight	Objectives
Measurable Objectives	80%-100%*
For any calendar year, the Compensation Committee and the Board will set at least two (2) measurable criteria and the relative weight of each criterion. These measurable criteria may include, inter alia, significant objectives relating to the progress of clinical trials, progress of pipeline products, operational, financial and business targets and any additional significant objectives determined by the Compensation Committee and the Board derived from the Company’s annual work plan and strategy.

Non-measurable Objectives	Up to three (3) monthly base salaries	Non-measurable components

* Notwithstanding the said percentage and in compliance with the Companies Law, the Compensation Committee and the Board of Directors may determine with respect to our Chief Executive Officer that up to three (3) monthly base salaries will be based on non-measurable criteria as determined herein.

Our Compensation Committee and Board believe that the proposed annual cash bonus targets and respective maximum bonus payments reflect an appropriate level of cash compensation incentive for our Chief Executive Officer, considering the benchmark information relating to the value of the annual cash bonus and taking into account her expertise, experience, value and importance to the Company and its future plans, success, growth and profitability, as well as relevant changes in the Companies Law since the Compensation Policy was first adopted. It also suitably links between pay and performance and aligns Dr. Cohen-Dayag’s interests with those of the Company and its shareholders.

When considering the proposed annual cash bonus plan to our Chief Executive Officer, the Compensation Committee and Board took into account numerous factors, including the Compensation Committee and Board Considerations. With respect to comparable benchmark information, the data of our Peer Group showed that the annual cash bonus target proposed to Dr. Cohen-Dayag is within the average of the Peer Group and the maximum annual cash bonus payment is within the 60th percentile of the Peer Group.

Subject to receipt of shareholder approval to the annual cash bonus plan, the Compensation Committee and the Board will determine, subject to the terms herein, without the need for further shareholder approval, the actual annual cash bonus payments to be paid, if any, to Dr. Cohen-Dayag, for each of the years 2021, 2022 and 2023.

The proposed annual cash bonus plan for Dr. Cohen-Dayag is consistent with the Amended Policy.

Annual Equity Award Plan through 2023 (inclusive)

As part of the Company’s forward-looking strategic plans, our Compensation Committee and Board believe that it is appropriate to set an annual equity award plan for our Chief Executive Officer that is aligned with the Company’s forward-looking strategy. The terms of Dr. Cohen-Dayag’s annual equity award plan for the years 2018, 2019 and 2020 are described above. With the upcoming expiration of the existing annual equity award plan, our Compensation Committee and Board wish to set an annual equity award plan for Dr. Cohen-Dayag for the years 2021, 2022 and 2023.

Accordingly, and in line with the limitations set forth in our Amended Policy with respect to equity-based compensation, it is proposed to approve an annual equity award plan for the Company’s Chief Executive Officer pursuant to which Dr. Cohen-Dayag shall be granted options to purchase up to 150,000 Ordinary Shares for each of the calendar years 2021, 2022 and 2023 (the “Equity Framework”), as shall be determined by the Compensation Committee and the Board with respect to each calendar year. The Compensation Committee and the Board may nevertheless determine that as part of an annual equity grant, they wish to issue Other Equity. For the purpose of demining the applicability of the Equity Framework to Other Equity, Other Equity shall be given a “double weight” relative to options, so that each unit of Other Equity will be equal to two (2) option units. For illustration purposes, if the Compensation Committee and Board approve an annual equity grant to Dr. Cohen-Dayag of 40,000 options and 30,000 RSUs, then for the purpose of determining whether such grant is within the Equity Framework, the 30,000 RSUs will be given a weight of 60,000 units and the 40,000 options will be counted as 40,000 units, comprising an aggregate of 100,000 units which is within the Equity Framework. In any event, at least 30% of the value of any annual equity award to Dr. Cohen-Dayag shall be based on either (i) options granted with fair market value exercise price; or (ii) Other Equity which vesting is based on both time and performance criteria, as may be determined by the Compensation Committee and Board.

Additionally, the Equity Framework shall be subject to any additional limitation set in the Amended Policy (including the Annual Threshold therein).

The value of the maximum award permitted under the suggested Equity Framework, made in options, calculated based on the price of our Ordinary Share on July 29, 2020, is approximately $270,000 for each of the years upon which it would vest, assuming a four-year vesting period. For assumptions and key variables used in the calculation of the equity value, please see Note 2m to our 2019 Form 20-F.

It is noted that the maximum amount of equity awards that may be awarded to Dr. Cohen-Dayag under the proposed equity plan, in any year, is equal to the number of options actually granted to her in 2019 and in 2020, however, due to the material increase in the Company’s share price during the last 12-month period, the value of such options as of the date hereof (based on the assumptions and key variables used specified in Note 2m to our 2019 Form 20-F) is considerably higher than the value of previous years’ grants as of the date of their respective grant. Nevertheless, in approving the option grant for 2020 and the proposed equity award plan for the next three (3) years, our Compensation Committee and Board of Directors considered such grant and plan to be in alignment with the Peer Group information, looking both at the equity award value and at the total compensation of our CEO, and with our CEO’s contribution to the Company’s extraordinary performance, achievements and progress made over the last three (3) years, including the major progress in the Company’s clinical stage pipeline, the major increase in cash and the major increase in the Company’s share price, which more than quadrupled in the last 12-month period.

In order to align such equity grants and their terms (including the exercise price of the options and the vesting periods) with the annual grants of equity to employees and other Office Holders for whom shareholder approval is not required, the annual equity awards to Dr. Cohen-Dayag under the Equity Framework will be approved by the Board on the date on which it approves the respective year’s annual equity grants to other Office Holders.

Each annual equity grant awarded under the Equity Framework will vest over a four-year period as follows: 25% will vest on the last day of the quarter one (1) year from the date of grant and an additional 6.25% will vest on the last day of each quarter thereafter for the next thirty six (36) months.

The options granted under the Equity Framework will have an exercise price equal to the closing price of the Company’s shares on Nasdaq on the last trading day prior to the approval of each year’s grant by the Board.

The options and Other Equity granted each year to Dr. Cohen-Dayag will generally expire 10 (ten) years after their grant date and shall be subject to the terms and conditions of the 2010 Plan, or any other equity-based incentive plan that the Company may adopt in the future and pursuant to which these equity awards would be granted, and to the terms of the agreements/notices for the grant of such options/equity awards signed between the Company and Dr. Cohen-Dayag. If applicable, these equity awards will be granted through a trustee under Section 102 of the Tax Ordinance (Capital Gains Route).

Unless otherwise stated herein, all provisions applicable to the options previously granted to Dr. Anat Cohen-Dayag as specified above (see under Background; CEO’s Current Terms of Employment) shall apply to all options and Other Equity granted to her pursuant to this Item, mutatis mutandis, provided that all vested options and Other Equity (to the extent applicable) granted to Dr. Cohen-Dayag under the Equity Framework shall have a one-year exercise term following the termination of her employment as the Company’s Chief Executive Officer, other than in the event of termination for “cause” (as defined in her employment agreement as shall be in effect from time to time); The Compensation Committee and Board deemed it advisable to offer an extended exercise period of one-year for vested options and Other Equity granted to Dr. Cohen-Dayag under this Item in order to offer Dr. Cohen-Dayag, who is an insider of the Company, a fair opportunity to exercise her vested options and Other Equity (to the extent applicable) after she ceases to hold any material non-public information.

In addition to the foregoing, and not as part of the Equity Framework, Dr. Anat Cohen-Dayag will be entitled to participate in any employee share purchase plan(s) that may be adopted by the Company from time to time after the Meeting and until the end of 2023, as long as the fair market value of the benefit provided to her under such employee share purchase plan(s) (determined by the Company at the beginning of the respective offering period) in any given twelve (12) month period does not exceed ten percent (10%) of her annual base salary.

When considering the proposed annual equity award plan to our Chief Executive Officer, the Compensation Committee and Board of Directors took into account numerous factors, including the Compensation Committee and Board Considerations, and the considerations set forth in the Compensation Policy.

When considering comparable industry data and data of our Peer Group, the members of our Compensation Committee and Board noted that the proposed annual equity award plan is within the average of the Peer Group, based on the Company’s price per share as of July 28, 2020. In addition, the Compensation Committee and Board determined that the proposed Equity Framework suitably links pay to performance, aligns our Chief Executive Officer’s interests with those of the Company and its shareholders over the long term and encourages balanced risk management, taking into account that the value of the cap set under the proposed equity plan is tied to the Company’s share price, so in case the share price decreases after its considerable increase in the last year, the potential value of the equity award will proportionately decrease as well.

Current Status of Equity Holding; As of July 31, 2020, Dr. Cohen-Dayag holds options to purchase a total of 1,100,000 Ordinary Shares, of which options to purchase 150,000 Ordinary Shares were granted on July 29, 2020. Out of the options to purchase 1,100,000 Ordinary Shares: (i) options to purchase 732,500 Ordinary Shares, with a weighted average exercise price of $5.48 per share, were exercisable as of July 31, 2020 (including options vested within 60 days of this date); and (ii) options to purchase 367,500 Ordinary Shares, with a weighted average exercise price of $7.93 per share, had not vested as of July 31, 2020 (including options vested within 60 days of this date). Of the 367,500 unvested options on July 31, 2020, options to purchase 35,000 Ordinary Shares, 130,000 Ordinary Shares, 105,000 Ordinary Shares, 60,000 Ordinary Shares and 37,500 Ordinary Shares are expected to vest during 2020, 2021, 2022, 2023 and 2024, respectively. These options were granted under the 2010 Plan.

It is proposed that the following resolutions be adopted at the Meeting:

(i)	“RESOLVED that the gross monthly base salary of Dr. Cohen-Dayag in her position as the Company’s Chief Executive Officer be increased to NIS 134,125, effective as of March 1, 2020”; and

(ii)	“RESOLVED that the payment of a special cash bonus to Dr. Anat Cohen-Dayag in her capacity as the Company’s Chief Executive Officer, in the amount of NIS 395,840 be, and hereby is, approved”; and

(iii)
“RESOLVED, that the annual cash bonus plan for the years 2021, 2022 and 2023 to Dr. Anat Cohen-Dayag in her capacity as the Company’s Chief Executive Officer, as described in this Item 3, be, and hereby is, approved”; and

(iv)
“RESOLVED, that the annual equity award plan for the years 2021, 2022 and 2023 and the employee share purchase plan for the year 2020, 2021, 2022 and 2023 to Dr. Anat Cohen-Dayag in her capacity as the Company’s Chief Executive Officer, as described in this Item 3, be, and hereby are, approved.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System is required for the approval of each of our Chief Executive Officer’s compensation items - the salary increase, special cash bonus, annual cash bonus plan and equity arrangements; provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two (2) percent of the aggregate voting rights in the Company.

Please see Item 2 above for the definitions of the terms “controlling shareholders” and “personal interest”.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect, we will not be able to count your vote with respect to this proposal.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 4

APPROVAL OF AN ANNUAL EQUITY AWARD PLAN TO THE NON-EXECUTIVE MEMBERS
OF THE BOARD OF DIRECTORS OF THE COMPANY

Background

Under the Companies Law, arrangements regarding the compensation of a director of a publicly traded company, require approvals of the compensation committee, board of directors and company’s shareholders, in that order.

As specified in Item 1, our non-executive directors, except for Mr. Paul Sekhri, our non-executive chairman of the Board, are entitled to an annual grant of 10,000 options in each year of service following the initial year of service (for which they are entitled to the Initial Option Grant), in addition to their annual cash fees. However, Mr. Paul Sekhri, our non-executive chairman of the Board, is currently not entitled to an annual grant of equity, similar to the annual option grant to which other non-executive directors are entitled, but only to an annual cash fee as specified in Item 1.

Below is a table of the options held by our non-executive directors as of July 30, 2020 (including the 2020 annual option grant):

Name of Non-Executive Director	Total Number of Options(1)	Weighted Average Exercise Price per Option	Number of Vested Options as of July 31, 2020	Number of Unvested Options as of July 31, 2020
Mr. Paul Sekhri	500,000	$2.85	312,500	187,500
Mr. Eran Perry	45,000	$6.19	-	45,000
Mr. Gilead Halevy	55,000	$5.66	15,308	39,692
Dr. Jean-Pierre Bizzari	55,000	$5.69	15,308	39,692
Dr. Kinneret Livnat Savitzky	55,000	$5.66	15,308	39,692
Mr. Sandy Zweifach	60,000	$5.01	22,500	37,500

(1)	As of July 30, 2020, none of the options granted to our non-executive directors, including our non-executive chairman of the Board, were exercised since their day of issuance.

Equity Award Plan

As remuneration for his contribution and efforts as a non-executive chairman of the Board and in line with the limitations set forth in our Compensation Policy with respect to equity-based compensation for non-executive chairman of the board, the Compensation Committee and the Board approved in their separate meetings held on July 28, 2020 and July 29, 2020, respectively, an annual equity award plan (the “Equity Award Plan”) to Mr. Sekhri, in his role as the non-executive chairman of the Board, according to which Mr. Sekhri will be granted 10,000 options to purchase Ordinary Shares each year, starting from 2020 and for each of the following years of service (each such grant, a “Chairman’s Annual Option Grant”), under the terms detailed below.

The grant date of each Chairman’s Annual Option Grant will be such date in each year on which the Board approves the annual equity grants to other Office Holders (provided that the service of Mr. Sekhri as director continues at the time of each grant), with an exercise price equal to the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to such Board approval, and the grant date of the Chairman’s Annual Option Grant for the year 2020 will be the day of the Meeting with an exercise price equal to the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to such date. The Chairman’s Annual Option Grants will be subject (other than as described herein) to the terms and conditions of the 2010 Plan, or to the terms of any other equity-based incentive plan the Company may adopt in the future and pursuant to which such Chairman’s Annual Option Grants would be granted. Each Chairman’s Annual Option Grant shall vest over a four-year period as follows: 25% of the options granted shall vest on the first day of the quarter one calendar year immediately following the quarter in which the options were granted and an additional 6.25% of the options granted shall vest each quarter thereafter for the next thirty six (36) months. Notwithstanding the terms of the relevant equity-based incentive plan, all options granted to Mr. Sekhri pursuant to the Equity Award Plan shall become fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of the Company’s equity or voting power by any shareholder or group of shareholders. Further, notwithstanding the terms of the relevant option plan, all options granted which shall be vested as of the date of final termination of office as a non-executive director of the Company may be exercised within one (1) year following such termination of office.

Furthermore, the Compensation Committee and the Board determined that instead of an Annual Option Grant and Chairman’s Annual Option Grant, the Compensation Committee and the Board may issue to all non-executive directors, including Mr. Sekhri, Other Equity, in which case the Annual Option Grant and Chairman’s Annual Option Grant of 10,000 options shall be adjusted to 5,000 units of Other Equity awards, provided, that with respect to an annual equity grant that combines both types of equity awards (i.e., options and Other Equity), such grant shall be adjusted, on a pro rata basis, to give effect to the relative portion of each type of equity awarded (for illustration purposes, if the Compensation Committee and Board approve the grant of 4,000 RSUs to the non-executive directors and non-executive chairman of the Board, the relevant  annual equity grant will be comprised of a total of 6,000 units, out of which 4,000 will be RSUs and 2,000 will be options).

The provisions relating to vesting, acceleration and exercise period applicable to the options, as specified above, shall apply to Other Equity that may be granted as set forth above, mutatis mutandis.

Our Compensation Committee and Board believe that the proposed Equity Award Plan to Mr. Paul Sekhri and the proposed change that allows issuance of Other Equity to all current non-executive directors (including our non-executive chairman of the Board) and future non-executive directors, is in the Company’s best interests and is in line with the compensation philosophy, objectives, limits and caps set forth in the Compensation Policy. When reaching their conclusion, our Compensation Committee and Board analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including comparable industry data and data of the Peer Group that showed that the proposed Equity Award Plan is within the average of the Peer Group, the responsibilities and duties of Mr. Sekhri in his position as the Company’s non-executive chairman of the Board, and his expected contribution to the Company. In addition, the Compensation Committee and Board determined that the proposed Equity Award Plan and the potential issuance of Other Equity suitably links pay to performance, aligns our non-executive directors’ interests with those of the Company and its shareholders over the long term and encourages balanced risk management.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the annual grant of options to purchase 10,000 Ordinary Shares to Mr. Paul Sekhri, the Company’s Chairman of the Board, for the year 2020 and onwards, pursuant to the Equity Award Plan and pursuant to the terms described in this Item 4, be, and hereby are, approved, and that the Company may issue to all of its current and future non-executive directors (including its non-executive Chairman) Other Equity pursuant to the terms specified in this Item 4.”

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or through the Electronic Voting System, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 5

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that an independent auditor of the Company shall be appointed at the annual general meeting of shareholders of the Company.

General

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), is hereby being nominated for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020, and until the next annual general meeting of shareholders.

KFGK has served as the Company independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of KFGK, and have approved and are recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020, and until the next annual general meeting.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2019 and 2018 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to KFGK for the services rendered in the fiscal years ended December 31, 2019 and 2018:

	2019	2018
Audit Fees	$133,000	$146,000
Audit Related Fees	$32,500	$90,000
Tax Fees	$8,077	$6,500
All Other Fees	$2,500	$2,500
Total	$176,077	$245,000

“Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy and consents with respect to an underwritten public offering and related prospectus supplements filed with the SEC;

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax advice and tax planning which in years 2019 and 2018 were consultancy relating to withholding tax on payments to foreign suppliers, annual Israeli tax reports and VAT related services; and

“All Other Fees” are fees for other consulting services rendered by our principal accountant to us.

 It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020, and until the next annual general meeting of shareholders, and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in accordance with the volume and nature of its services.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy or through the Electronic Voting System, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

RECEIPT AND CONSIDERATION OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2019

At the Meeting, you will also have an opportunity to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2019.  This item will not involve a vote of the shareholders.

Our 2019 consolidated financial statements, as well as our Annual Report on Form 20-F for the year ended December 31, 2019 (filed with the SEC on February 24, 2020), may be viewed on our website at http://cgen.com/investors/reports, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il. None of the audited consolidated financial statements, 2019 Form 20-F or the contents of our website forms part of the proxy solicitation material.

By Order of the Board of Directors, /s/ Paul Sekhri Paul Sekhri Chairman of the Board Holon, Israel August 5, 2020

Exhibit A
Compugen Ltd.
Amended and Restated Compensation Policy

Compugen Ltd.

Compensation Policy for Directors and Officers

(Revised and Restated  ~~October 19~~ September 16, 20~~17~~20)

1.     General

This Compensation Policy outlines the philosophies and principles pursuant to which Compugen Ltd. (the “Company”) will compensate its directors, chief executive officer (“CEO”) and other “office holders”, as such term is defined in the Israeli Companies Law, 5759-1999 (“Office Holders” and the “Companies Law”, respectively).

This Compensation Policy is intended to meet the requirements of applicable law and will be periodically reviewed by the Compensation Committee of the Company’s Board of Directors, or any other committee of the Board assuming the responsibilities of the Compensation Committee (the “Compensation Committee” or the “ Committee”  and the “Board”, respectively) and the Board in order to ensure that the provisions hereof and their implementation meet legal requirements and the Company’s business needs.

Nothing in this Compensation Policy shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by the Companies Law.

The term “officer”, as used in this Compensation Policy, includes all Office Holders other than directors. However, to the extent the chairman of the Board is an active chairman (an “Active Chairman”), or to the extent there are other directors who also hold management positions (each an “Executive Director”), the term “officer” shall also refer to such Active Chairman or other Executive Directors.

Any amendment to this Compensation Policy shall require the approvals as set forth in the Companies Law.

2.     Philosophy and Objectives

The Company’s Compensation Policy is structured to attract and retain the highest caliber talent, reward strong performance and align incentives with the creation of long-term shareholder value, taking into account the Company’s size and nature of its activities, and ensuring that the Company’s Office Holders are not incentivized to take excessive risks that may be detrimental to shareholder value in the long-term.

Taking into account the Company’s nature as a world-wide innovative therapeutic discovery and development company, in early stages of drug development, the Compensation Policy is also designed to achieve the following:

•   Motivate our Office Holders to pursue the Company’s strategic opportunities while effectively managing the risks and challenges inherent to a~~n early-stage~~ biotechnology company.

•   Improve business results and strategy implementation, and support the Company’s work-plans, from a long-term perspective.

•   Incentivize Office Holders to create long-term economic value for the Company.

•   Create a clear line-of-sight between officers’ compensation and both Company-wide and individual performance.

The Company draws upon a pool of talent that is highly sought after by large and established global pharmaceutical and biotechnology companies as well as by other life science companies and high tech, which operate both within and outside the Company’s geographic areas. Compugen believes it must offer a compensation package to all of its Officer Holders, as well as its other employees, that is competitive with the companies from whom it may recruit.

Additionally, the Company values integrity, honesty, ethical conduct and fairness, and views them as an essential part of its compensation philosophy.

3.     Officers’ Compensation Package Components

Officers’ compensation packages will generally be comprised of the following elements:

a.   Base Salary

b.   Cash Bonuses

c.    Equity-based Compensation

d.    Benefits and Perquisites

e.    Termination Payments

The “mix” of the elements that will be provided to each officer will be structured in order to compensate officers for Company-wide and individual performance and align their interests with shareholder interests, while recognizing that the mix may vary from period to period and from officer to officer and the fact that given its nature as a world-wide innovative therapeutic discovery and development company, in early stages of drug development, the Company may, from time to time, see fit to incentivize its officers to pursue innovative thinking, persistent drive to success and riskier strategies, which may create long-term economic value for the Company.

Accordingly, the actual compensation mix during any given period may deviate substantially from any previous or subsequent period and significantly, cash bonuses and/or equity-based compensation may not be granted at all during certain periods.

3.1.    Determining Officers’ Compensation

When determining officers’ compensation, the following will be considered, in addition to the principles, philosophies and objectives mentioned above:

•   The officer’s position, scope of responsibility and business challenges.

•   The officer’s skills, professional experience, education and qualifications.

•   The officer’s performance results and accomplishments.

•   The officer’s previous compensation arrangements and seniority.

•   Paying officers equitably relative to one another based on their position, responsibilities, location, education, experience, qualifications, performance results and accomplishments.

•   The relationship between the officer’s compensation package and the compensation of the Company’s other employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company.

In addition, the Company may, from time to time, review its compensation practices in comparison with those of companies in similar businesses and fields (e.g., high-tech and biotech), of similar size (e.g., in terms of market value, shareholder equity and number of employees) and stage of development, as well as with those of companies in relevant locations and/or which compete with the Company for similar talent.

3.2.    Base Salary

Base salaries are a fixed compensation element which provides compensation to an officer for performance of his or her duties and responsibilities. Base salaries will be initially negotiated and generally set forth in officers’ employment or service agreements, taking into consideration the matters set forth in Section 3.1 above (Determining Officers’ Compensation), as applicable.

Possible adjustments to officers’ base salaries may be periodically reviewed, considered and approved based on considerations applied for initially determining an officer’s base salary.

Officers may be granted a one-time cash or equity award (or a mix thereof) upon recruitment or promotion which shall not exceed, in terms of value, 100% of an officer’s annual salary cost. The term “annual salary cost”, as used in this Compensation Policy, includes (i) an officer’s annual base salary; (ii) the Company’s contributions to pension/retirement savings (including on account of severance), study fund, social security and health insurance; (iii) car or travel related expenses; (iv) cellular phone; (v) recreation/convalescence pay and (vi) any other benefits that are mandated by applicable law or that are generally acceptable in the applicable employment market.

3.3.    Cash Bonuses

Officers may be granted annual and/or special cash bonuses (“Annual Cash Bonuses” and “Special Cash Bonuses”, respectively), subject to the provisions set forth below.

3.3.1.  Annual Cash Bonuses

Annual Cash Bonuses are designed to promote the Company’s business results, strategy and work-plan, from a long- term perspective, by rewarding its officers for achieving the Company’s goals and for their individual performance.

The parameters for payment of the Annual Cash Bonus, as well as any relevant criteria may be determined in employment or service agreements, and may also be determined with respect to one year or more.

To the extent not otherwise determined, subsequently or concurrently with the approval of the budget with respect to any calendar year, the Company shall determine, to the extent required to do so by the Companies Law, following recommendation of the CEO (and, with respect to the CEO, following the recommendation of the chairman of the Board and with respect to the Active Chairman and any other Executive Director, if any, following recommendation of the Compensation Committee), each officer’s annual cash target bonus, granted for the achievement of 100% of his target objectives ("Annual ~~t~~Target Cash Bonus") and maximum Annual Cash Bonus, as well as each officer’s objectives and related weights, including applicable thresholds, caps and the formula for calculating the Annual Cash Bonus with respect to such year, including multipliers, accelerators and decelerators to correlate each officer's payments with his actual achievements.  Objectives: between  ~~40~~30% and 60% of the Annual Cash Bonus will be based on Company-wide ~~performance~~ measurable criteria. The measurable criteria and  their relative weight shall be determined by the Compensation Committee and the Board in respect to each calendar year, provided that at least two measurable criteria will be set by the Compensation Committee and the Board for any calendar year. These measurable criteria may include, inter alia, significant objectives relating to the progress of clinical trials, progress of pipeline products, operational, financial and business targets, and any additional significant objectives determined by the Compensation Committee and the Board derived from the Company’s annual work plan and strategy~~(e.g., commercialization agreements, product development milestones and operating results)~~ (“Company Objectives”) and between ~~25~~20% and ~~45~~55% of the Annual Cash Bonus will be based on performance  ~~specific to the~~  relevant to the officer’s  specific  area of responsibility (e.g., product research and discovery, product  ~~unit efficiency and~~ development of discovery capabilities, unit efficiency, etc.) (“Individual Objectives”). Both Company Objectives and Individual Objectives may combine quantitative and qualitative goals, provided that, to the extent required by the Companies Law, there is a clear and measurable index for each goal.

With respect to the CEO, the Active Chairman and any other Executive Director, if any, between 80% and 100% of the Annual Cash Bonus will be based on Company Objectives, due to such persons’ direct line-of sight and impact on Company-wide performance, provided, that notwithstanding the foregoing and in compliance with the Companies Law, the Compensation Committee and the Board of Directors may determine with respect to the CEO that up to three (3) monthly base salaries will be based on non-measurable criteria as determined thereby.

The Company may modify the objectives and their related weights and any thresholds during the calendar year in response to special or unaccounted for events.

Discretionary Component: A non- substantial portion of up to 20% of the  Annual Cash Bonus ~~objectives~~ for each year may be based on non-measurable criteria. If and to the extent permissible pursuant to the Companies Law, our Compensation Committee and our Board of Directors  ~~(and with respect to our CEO and any Executive Director with the approval of our shareholders as well)~~ may increase the portion of  ~~targets~~  the Annual Cash Bonus that  ~~are~~  is  based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50% and with respect to the CEO for up to three (3) monthly base salaries. Such non-measurable criteria may be determined by our CEO with the approval of our Compensation Committee and our Board of Directors .

Cap: T~~t~~he Annual Target Cash Bonus of each officer shall not exceed six (6) monthly base salaries, or with respect to the CEO, the Active Chairman and any other Executive Director, if any, nine (9) monthly base salaries.

The maximum Annual Cash Bonus for each Office Holder in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 150% of such Office Holder's Annual Target Cash Bonus. The Company may determine that with respect to any specific year, all or any particular officer or officers shall not be entitled to an Annual Cash Bonus. The Committee and the Board may also reduce or cancel any payment under the Annual Cash Bonuses in circumstances which the Committee and the Board deem it to be appropriate.

Adjustment to the targets of the Company Objectives and/or the Individual Objectives may be made, when applicable, following acquisitions, mergers, execution of a material collaboration or advanced partnered program or a significant change in the Company's business environment.

3.3.2.  Special Bonuses

In addition to the Annual Cash Bonus, our Compensation Committee and Board may, to the extent they deem it is required, grant an officer a Special Bonus in cash or equity (or a mix thereof) either under special circumstances, or for special contributions, achievements, assignments or a change of control. Such bonuses are intended to enable the Company to adapt to unexpected or unaccounted for events or occurrences and to strengthen the Company’s ability to compete in a dynamic business environment. The conditions for receipt of such Special Bonus and the method of calculation thereof will be determined by the Committee and the Board in advance.

The Committee and the Board may also, in their sole discretion, grant a Special Bonus for significant or extraordinary achievements or efforts that produced an exceptional result.

Cap: The maximum value of the total Special Bonuses paid to an officer with respect to any calendar year, will not exceed 6 (six) monthly base salaries.

3.4.    Equity-based Compensation

Equity-based compensation is generally designed to align officers’ interests with the long-term interests of shareholders and to incentivize officers to create long-term economic value for the Company.

Considering its nature as a world-wide innovative biotechnology company,  ~~in early stages of~~  focused on  research and development, it is the Company’s view that its officers should be incentivized to pursue innovative thinking, as well as realize key strategic opportunities, which will create long-term economic value for the Company~~, and therefore, stock options are currently the key equity-based compensation vehicle~~.

~~In the future, the~~The Company may offer various other types of equity-based compensation vehicles (e.g., options, performance shares, restricted shares, restricted share units, performance share units, phantom shares, employee share purchase plan, etc.), as well as a mix between such vehicles. When determining the types of equity-based vehicles and the mix between them, if any, the Company will consider among other things, the types of equity-based awards then available to the Company and the balance between aligning officers’ and shareholders’ interests and the Company’s risk management policy at the time.

Equity-based awards will generally be granted on an annual basis. In certain circumstances, awards may be made on an ad hoc basis.

The passage of time will generally be a sufficient criteria for the vesting of equity-based awards, but additional criteria may be determined, whether generally or with respect to specific grants, specific individuals or otherwise.  Options shall be issued with an exercise price not below the closing price of the Company’s ordinary shares on the Nasdaq on the last trading day prior to the date of issuance thereof (and with respect to issuance of options which is subject to shareholder approval, as approved by the shareholders) (“ FMV” and “ FMV Options” ).

Company shall not effect, without shareholder approval, any repricing of awards to Office Holders (except as applicable in connection with an equitable adjustment or a change of control).

In addition, at least 30% of the value of any annual equity award to officers, will be granted in FMV Options or in other form(s) of equity which vesting is based on both time and performance criteria, as may be determined by the Compensation Committee and Board. This restriction shall not apply if the total value of the annual award is lower than US$100,000.

Equity-based awards will be granted pursuant to the Company’s 2010 Share Incentive Plan and/or any other equity- based incentive plan that the Company may adopt in the future, subject to the availability thereunder, and generally on the terms provided for therein and as determined by the Company, provided that any equity-based award to officers, except for awards under employee share purchase plan, must vest not less than a minimum period of three (3) years from the date of grant and shall include a maximum exercise period of ten years from the date of grant.

Until otherwise determined, and to the extent legally available and applicable, equity-based awards to officers who are subject to Israeli taxation will be granted through a trustee pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Income Tax Ordinance”), under the capital gains route.

The Company shall have the discretion to provide, generally or for specific officers, for the accelerated vesting of equity- based awards upon a change of control of the Company or upon termination of service or employment of the officer, and may extend the exercise period of equity-based awards beyond those generally applicable pursuant to the relevant plan, provided such extension does not extend beyond ten years from the date of grant. With respect to the terms of officers who may join the Company in the future, only “double trigger” vesting acceleration mechanisms shall be permitted.

~~In addition, in no event shall the aggregate value of annual and ad hoc equity-based awards granted to an officer during any calendar year, calculated as of the date of their grant, exceed 300% of such officer’s annual base salary.~~

Any one or more equity awards granted to an officer in a single calendar year (referred to collectively as an “ Annual Grant”), shall be subject to the vesting periods set forth above and to the following thresholds: (i) with respect to an Annual Grant of awards with an exercise price equal at least to the FMV, the portion of such Annual Grant that is scheduled to vest in any year following the grant date, shall not exceed 0.06% of the issued and outstanding share capital of the Company on the date of grant (the “Annual Threshold”); (ii) with respect to an Annual Grant of RSUs or other equity awards, the Annual Threshold shall be reduced by 50% (i.e., 0.03% of the issued and outstanding share capital of the Company on the date of grant); and (iii) with respect to an Annual Grant that combines both types of equity awards (i.e., equity awards with an exercise price equal to FMV and RSUs or other equity awards), the Annual Threshold shall be calculated, on a pro rata basis, to give effect to the relative portion of each type of equity awards.

The Annual Threshold under this Section 3.4, shall be subject to an additional maximum cap, which is based on a market capitalization of US$ 3 billion (i.e. if Company’s market capitalization exceeds US$ 3 billion, the permitted dilution threshold for any equity awards shall be adjusted downwards to the number of awards reflecting the maximum Annual Threshold at a market capitalization of US$3 billion).

The Company may from time to time consider determining a cap for the exercise value of equity awards.

3.5.     Benefits and Perquisites

Benefits and perquisites are designed to supplement cash and equity compensation and provide officers with additional terms generally acceptable in the workforce, in order to enable the Company to attract and retain qualified people in a competitive market. In addition, certain benefits and perquisites (e.g., pension, vacation and sick pay) are mandated by applicable law.

The cost to the Company of all benefits and perquisites (other than the cost of termination related benefits which are dealt with separately below and the cost of benefits associated with relocation) to any particular officer that are not mandated by law shall not exceed with respect to any particular calendar year, 30% of such officer’s annual salary cost.

In the event of relocation of an officer to another geography, the benefits provided will include customary benefits associated with such relocation (such as travel, housing and shipping allowances, healthcare and children’s education) and may exceed 30% of the officer’s annual salary cost.

The CEO shall be entitled to determine that non-material changes (i.e. not exceeding an amount equal to two monthly base salaries for any calendar year) may be made to the terms of the benefits and perquisites, but not to the base salary or variable components, of all officers reporting, directly or indirectly, to the CEO, without seeking the approval of the Compensation Committee.

3.6.    Termination Payments

Termination payments are generally intended to comply with applicable laws and to provide compensation to officers in the event of termination, including voluntary termination in circumstances which would not entitle the Company to terminate service or employment for “cause”.

Termination payments may be provided for in employment or service agreements. When determining termination payments, the Company will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the officer to the achievement of the Company’s goals and maximization of its profits, the circumstances of termination and the officer’s compensation during the term of service or employment.

Termination payments the Company may provide for include, but are not limited to, one or more of the following:

•
Notice period: advance notice of termination period, not to exceed three (3) months, or with respect to the CEO, the Active Chairman and any other Executive Director, if any, six (6) months. During the notice period, officers will be entitled to full compensation, including benefits, and will be required to continue work, at the discretion of the Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.

•
Change of Control: change of control events, such as mergers and acquisitions, may expose the Company and its officers to a great deal of uncertainty. By providing its officers with compensation in events of change of control, the Company reduces to some extent the personal uncertainty of its officers, and thus promotes full and impartial consideration of change of control opportunities. In light of the above, the Company may provide, in addition to any discretionary termination payments as set forth below, for the payment of up to six (6) monthly base salaries to officers in the event their service or employment is terminated during the first year following a pre-defined change of control event, including in the event of voluntarily termination.

•	Severance payment: the greater of the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law, and the amount accumulated in an officer’s pension fund and/or managers insurance and/or provident fund.

•
Discretionary (including adaptation) payments: in special cases, up to three (3) monthly base salaries, or with respect to the CEO, the Active Chairman and any other Executive Director, if any, six (6) monthly base salaries.

•
Relationship After Termination: the Company may engage an officer after the termination of his or her service or employment in a different capacity, such as a consultant, if the Company deems it appropriate due to such officer's expertise, knowledge, experience and/or special contribution; provided that the terms of such engagement are approved according to the applicable terms of this Policy and any applicable law.

4.     Non-executive Directors

Directors who do not hold any employment or similar position with the Company and including external directors and other independent directors, if any, pursuant to the Companies Law, are referred to herein as “Non-executive Directors”.

The Company aims to provide reasonable and fair compensation to its Non-executive Directors taking into account the Company’s business environment and its values of integrity, equality and fairness.

The Company also believes that this Policy should be structured so as to allow the Company to attract and retain world- class experts who may be located either within or outside the Company’s geographic areas to serve as its directors and assist the Company in becoming a global cutting-edge bio-technology company developing first-in class therapeutics. In order to do so, Compugen believes it must be able to offer directors compensation packages competitive with those offered by companies with whom it competes for such directors. External directors, if any, shall be compensated in accordance with the Companies Regulations (Rules regarding Compensation and Expenses to an External Director), 5760-2000, as  amended by  the   Companies Regulations (Reliefs for Companies whose Shares are   Registered for Trading on an Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (the “Compensation Regulations”), and may include equity-based compensation.

Non-executive Directors’ compensation will be comprised of the following:

A. Cash Component:

(1) Annual Fee: up to twice the maximum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations.

In certain circumstances, when it is required in order to attract a foreign based  Non-executive Director ~~director~~ who is an industry expert with significant global experience, or can provide the Company a significant added value that is material to the Company, the annual fee shall be capped at three times the maximum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations.

(2) Per-meeting Fee: up to twice the maximum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations

(3) Committee Membership Fee: The Company can decide that its Non-executive Directors~~directors~~, or that a certain  Non-executive Director~~director~~, will be entitled to an annual committee membership fee in an amount of up to US$10,000 per each committee in which such director is a member.

Any of the aforementioned fees that are paid in US dollars shall be evaluated against the NIS value of the Compensation Regulations according to a US dollar to NIS exchange rate of 3.6 NIS per each 1 US dollar.

B. Fixed Annual Equity Grant: annual equity-based grant, with respect to a fixed number of shares of the Company and/or with a fixed value at grant. Such annual equity-based grant is intended to align Non-executive Directors’ interests with the long-term interests of the Company’s shareholders. Equity-based grants shall be pursuant to the Company’s 2010 Share Incentive Plan and/or any other equity-based incentive plan that the Company may adopt in the future, subject to availability thereunder and generally on the terms provided for therein. Until otherwise determined, and to the extent legally available and applicable, equity-based awards to Non-executive Directors who are subject to Israeli taxation will be granted through a trustee pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains route. In no event shall the aggregate value of fixed annual equity- based awards granted to a ~~n~~Non-executive ~~d~~Director during any calendar year, calculated as of the date of their grant, exceed 300% of such ~~n~~Non-executive ~~d~~Director’s aggregate annual, committee membership and per-meeting fees for the preceding twelve (12) months (the "Equity Cap"); provided however that  ~~when it is required in order to attract a foreign based director who is an industry expert with significant global experience, or who can provide the Company with a significant added value that is material to the Company,~~ the initial equity grant can be up to the higher of: (i) such director's Equity Cap; or (ii) 60,000 Options.

Non-Executive Chairman of the Board of Directors

Annual Fee: may be up to 150% of the cap that applies to Non-executive Directors.

The residence of the Non-executive Chairman of the Board of Directors shall be taken into consideration in determining the parameters of his or her total compensation package.

Other than as specifically set forth herein all other terms of the Non-Executive Chairman of the Board of Directors shall be the same as those of that apply to other ~~n~~Non-executive ~~d~~Directors.

General Terms for Director Compensation

Applicable value added tax will be added to the above compensation in accordance with applicable law.

All ~~D~~directors will also be entitled to reimbursement of expenses, including for business travel, in accordance with Company policies.

To the extent applicable, the annual and per-meeting fees will be adjusted and payable in accordance with the Compensation Regulations. Pursuant to the Compensation Regulations, there are, currently, automatic adjustments in the annual and per-meeting fees based on changes in the Israeli Consumer Price Index. The Compensation Regulations also currently provide for payment of partial per-meeting fees in the event resolutions are adopted in writing or by participation through various methods of communication and also enable increased payments to directors to the extent they are “experts,” as defined in the Compensation Regulations.

Non-executive Directors’ compensation may be periodically reviewed and considered by the Company. When reviewing and considering Non-executive Directors’ compensation, the Company will consider, inter alia, Non-executive Directors’ previous compensation and the relationship between the contemplated compensation and the compensation of Company employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company. In addition, the Company will consider the residence of such ~~n~~Non-executive ~~d~~Director and the applicable local benchmark information that applies to such residence.

5.      D&O Insurance, indemnification and release

The Company will release all current and future Office Holders from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s Articles of Association (the “Articles”).

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its current and future Office Holders to the maximum extent permitted by law providing for the coverage of up to US$~~50~~  100  million ~~and the~~  with an annual premium ~~shall~~reflecting market terms ~~be~~ and not having a substantial effect on the Company’s profitability, assets or obligations ~~up to US$900,000~~, and such insurance may ~~will~~ include coverage with respect to any public offering of shares or other securities of the Company. In addition, such insurance coverage may include “run-off” provisions covering an Office Holder’s liability following termination of service or employment. Our Compensation Committee shall be authorized to increase the coverage purchased~~, and/or the premium paid for such policies~~ if such increase exceeds the defined cap~~s~~ set forth above by up to 20% (beyond such cap~~s~~) in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law. The CEO and/or any other person designated by him or her, shall have the authority to obtain, renew and keep in force and affect such insurance.

6.      Recoupment and reduction of Compensation

6.1.   Clawback

An Office Holder will be required to return any compensation paid to him or her, that was paid on the basis of data included in the Company’s financial statements, which turned out to be erroneous and was restated in the Company’s financial statements on or before May 31st of the third year following the year in which the original financial statements were published, to the extent the compensation paid exceeds the compensation that would otherwise have been paid had the restated data been available at the time compensation based on such data was originally calculated.

Our Compensation Committee and Board shall be authorized, to the extent permitted by applicable law, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

6.2.    General

The Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause” or in other circumstances determined by the Company as warranting such reduction.

The Compensation Committee and our Board shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Compensation Policy, and such deviation shall be deemed to be in alignment with this Compensation Policy.

FORM OF PROXY CARD

COMPUGEN LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 16, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Anat Cohen-Dayag, Ari Krashin and Eran Ben Dor, or any one of them, as proxies, each with the power to appoint her or his substitute, and hereby authorizes them to represent and to vote as designated on the reverse side of this Proxy, all of the Ordinary Shares of Compugen Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 5:00 p.m. (Israel time), on September 16, 2020, at the offices of the Company, 26 Harokmim Street, Bldg. D, Holon, Israel and any adjournment or postponement thereof (the “Meeting”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING AND ANY AND ALL ADJOURNMENTS THEREOF.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

COMPUGEN LTD.

SEPTEMBER 16, 2020

Please complete, sign, date and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

1.    To re-elect each of the directors specified below to serve as members of the Board of Directors of the Company to hold office until immediately following the Company’s 2021 annual general meeting and until his or her respective successor has been elected, or until his or her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles
	FOR	AGAINST	ABSTAIN
Paul Sekhri	☐	☐	☐
Anat Cohen-Dayag, Ph.D.	☐	☐	☐
Eran Perry	☐	☐	☐
Gilead Halevy	☐	☐	☐
Jean-Pierre Bizzari, M.D.	☐	☐	☐
Kinneret Livnat Savitzky, Ph.D.	☐	☐	☐
Sanford (Sandy) Zweifach	☐	☐	☐

2. To approve the Amended and Restated Compensation Policy of the Company	FOR ☐	AGAINST ☐	ABSTAIN ☐
Are you a “controlling shareholder” or do you have a “personal interest” in Item 2?

Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

Under the Companies Law, in general, a person is deemed to have a personal interest if he or she, or any member of his or her immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal; or if a company, other than the Company, that is affiliated with such person, has a personal interest in the adoption of the proposal.
For further information regarding the definition of “personal interest”, please see the explanation under Item 2 of the Proxy Statement.
Please note - you do not have a personal interest in the adoption of this proposal just because you own our shares.
IF YOU DO NOT MARK ONE OF THE BOXES YOU WILL BE DEEMED TO BE A CONTROLLING SHAREHOLDER AND/OR HAVE A PERSONAL INTEREST IN THIS ITEM.
PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER AND IT IS UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM.
	YES	NO

3. To approve the following compensation to the Company’s Chief Executive Officer:
3.1 A gross monthly base salary of NIS 134,125 effective as of March 1, 2020	FOR ☐	AGAINST ☐	ABSTAIN ☐
Are you a “controlling shareholder” or do you have a "personal interest" in Item 3.1?	YES	NO
3.2 A payment of a special cash bonus in the amount of NIS 395,840	FOR ☐	AGAINST ☐	ABSTAIN ☐
Are you a “controlling shareholder” or do you have a "personal interest" in Item 3.2?	YES	NO
3.3 Annual cash bonus plan for the years 2021, 2022 and 2023	FOR ☐	AGAINST ☐	ABSTAIN ☐
Are you a “controlling shareholder” or do you have a "personal interest" in Item 3.3?	YES	NO
3.4 Annual equity award plan for the years 2021, 2022 and 2023 and an employee share purchase plan for the years 2020, 2021, 2022 and 2023	FOR ☐	AGAINST ☐	ABSTAIN ☐
Are you a “controlling shareholder” or do you have a "personal interest" in Item 3.4?	YES	NO
Please refer to Item 2 above for the definitions of “controlling shareholder” and “personal interest”.

IF YOU DO NOT MARK ONE OF THE BOXES IN ANY OF ITEMS 3.1 - 3.4 YOU WILL BE DEEMED TO BE A CONTROLLING SHAREHOLDER AND/OR HAVE A PERSONAL INTEREST IN SUCH ITEM.
PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER AND IT IS UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN ANY OF ITEMS 3.1 - 3.4.

4. To approve an annual equity award plan to the non-executive members of the Board of Directors	FOR ☐	AGAINST ☐	ABSTAIN ☐

5.    To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020, and until the next annual general meeting and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), in accordance with the volume and nature of its services.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

B - 2

To change the address on your account, please check the box at right and indicate your new address in the address space above. ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                       Date

Signature of Shareholder                                       Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

B - 3